NO ACT

PE
3-21-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

11007330

March 25, 2011

Roger W. Byrd
Nixon Peabody LLP
1100 Clinton Square
Rochester, NY 14604-1792

Received SEC
MAR 25 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-25-11

Re: Constellation Brands, Inc.
Incoming letter dated March 21, 2011

Dear Mr. Byrd:

This is in response to your letter dated March 21, 2011 concerning the shareholder proposal submitted to Constellation by Kenneth Steiner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 25, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Constellation Brands, Inc.
Incoming letter dated March 21, 2011

The proposal requests that the board take steps to adopt a plan for all of the company's outstanding stock to have one vote per share.

We are unable to concur in your view that Constellation may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Constellation may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Constellation may exclude portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Constellation may omit portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

NIXON PEABODY LLP
ATTORNEYS AT LAW

1100 Clinton Square
Rochester, New York 14604-1792
(585) 263-1000
Fax: (585) 263-1600
Direct line: (585) 263-1687
E-Mail: rbyrd@nixonpeabody.com

March 21, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Constellation Brands, Inc.
Shareholder Proposal of Kenneth Steiner

Ladies and Gentlemen:

This letter is to inform you that our client, Constellation Brands, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials") a shareholder proposal regarding equal shareholder voting (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Kenneth Steiner (the "Proponent"). A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

The Company respectfully requests that the Division of Corporation Finance staff (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend that enforcement action be taken by the Commission against the Company if the Company excludes the Proposal from its 2011 Proxy Materials for the reasons set forth in detail below. Alternatively, if the Staff is unable to conclude that there is some basis for the Company to exclude the Proposal from the 2011 Proxy Materials in its entirety, the Company respectfully requests that the Staff confirm that it will not recommend that enforcement action be taken by the Commission against the Company if the Company excludes from its 2011 Proxy Materials the portions of the supporting statement with respect to the Proposal that are materially misleading as described in detail below.

Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company intends to file its definitive 2011 Proxy Materials with the Commission. Pursuant to Rule 14a-8(k), we have concurrently sent copies of this correspondence to the Proponent. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D. Pursuant to SLB 14D, this letter is being transmitted by electronic mail to the Staff at shareholderproposals@sec.gov.

BACKGROUND

The Proponent submitted the Proposal to the Company in a letter dated September 20, 2010, which the Company received via facsimile transmission and e-mail on October 7, 2010. The Proposal was not accompanied by any proof of the Proponent's ownership of stock of the Company. On October 14, 2010, the Company sent the Proponent a letter via both FedEx and first class mail notifying the Proponent that he had failed to submit proof of ownership as required by Rule 14a-8(b) (the "Deficiency Notice"). In the Deficiency Notice, which is attached to this letter as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiencies. The Deficiency Notice stated the ownership requirements of Rule 14a-8(b) and the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b). Specifically, the Deficiency Notice stated that to prove ownership:

> . . . you may submit to Constellation a written statement from the "record" holder of your Constellation stock (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the requisite Constellation stock for at least one year. Please note that a written statement from an introducing broker, investment adviser or other securities professional who is neither (a) reflected on Constellation's stock ledger as the owner of the requisite Constellation stock, nor (b) a Depositary Trust Company ("DTC") participant who holds the requisite Constellation Stock through DTC would not satisfy the Rule 14a-8 requirements because it is not from a "record" owner of the Constellation stock. However, Constellation would accept a series of written statements showing the chain of beneficial ownership of the requisite Constellation stock from the holder reflected on Constellation's stock ledger or the relevant DTC participant to you. Each such written statement must (i) identify the person or entity making the statement (the "Intermediary"), (ii) identify the person or entity for whose account the Intermediary holds the Constellation stock (the "Beneficiary"), (iii) if the Intermediary is not reflected on Constellation's stock ledger as holding Constellation stock, identify the person or entity holding Constellation stock for the account of the Intermediary (which, in the case of a DTC participant, would be DTC), (iv) specify the number of shares of Constellation stock held by the Intermediary for the account of the Beneficiary, and (v) certify that the

> Intermediary has continuously held the Constellation stock for the account of the Beneficiary for at least one year at the time you submitted your proposal. By way of example, Constellation would accept letters from (x) introducing broker "A" indicating that it has continuously held for your account 1,000 shares of Constellation stock since at least one year prior to the date of your proposal to Constellation and that those shares have been held for introducing broker "A" by DTC participant "B" and (y) DTC participant "B" indicating that it has continuously held for the account of introducing broker "A" at least 1,000 shares of Constellation stock since at least one year prior to the date of your proposal to Constellation and that those shares have been held for DTC participant "B" by DTC (or "Cede & Co." as its nominee).

On October 15, 2010, the Proponent sent the Company by facsimile a letter dated October 12, 2010 (the "DJF Letter") purportedly from DJF Discount Brokers ("DJF") as the "introducing broker for the account of Kenneth Steiner . . . held with National Financial Services ~~Corp~~ LLC" certifying that, as of the date of such letter, the Proponent was and had been the beneficial owner of 1,100 of the Company's shares since April 9, 2009. The DJF Letter was also sent to the Company by e-mail on October 19, 2010. A copy of the DJF Letter is attached to this letter as Exhibit C.

On October 22, 2010, the Proponent sent an e-mail to the Company (the "Proponent Assertion") asserting that the DJF Letter "is consistent with *The Hain Celestial Group, Inc.* (October 1, 2008) no-action decision, which has not been reversed." The Proponent also directed the Company to the "no action decisions for *Union Pacific Corporation* (March 26, 2010), *Devon Energy Corporation* (April 20, 2010) and *News Corp.* (July 27, 2010)." A copy of the Proponent Assertion is attached to this letter as Exhibit D. By letter dated October 25, 2010 (the "Company Rebuttal"), which was sent to the Proponent by e-mail and FedEx, the Company alerted the Proponent to the fact that no-action letters are not binding and that the letters he referenced were difficult to reconcile with Delaware law and the decision in *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010) ("*Apache*"). The Company reiterated that the requirements outlined in the Deficiency Letter represented the correct legal position and were fair and reasonable to both shareholders desiring to make proposals and the Company. The Company Rebuttal also advised the Proponent that the DJF Letter was not sufficient to prove his ownership and confirmed the deadline for submitting supplementary materials that would provide the necessary proof of ownership. A copy of the Company Rebuttal is attached to this letter as Exhibit E.

On October 26, 2010, the Company received an e-mail from the Proponent restating his position, a copy of which is attached to this letter as Exhibit F. The Company and the Proponent exchanged e-mails again on October 26, 2010, and a copy of such exchange is attached to this letter as Exhibit G. The Company has not received any communications from the Proponent since October 26, 2010. In particular, the Company did not receive during the 14-day period following the Proponent's receipt of the Deficiency Notice any materials purporting to prove ownership of shares of the Company other than the DJF Letter.

ANALYSIS

1. The Proposal may be Excluded in its Entirety Under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent Failed to Provide the Requisite Proof of Continuous Stock Ownership.

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials in its entirety pursuant to Rule 14a-8(f)(1) because the Proponent failed to provide the proof of continuous stock ownership required by Rule 14a-8(b).

Summary of Requirements

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). See Section C.1.c, SLB 14. Rule 14a-8(b)(2), in turn, provides that if a shareholder is not a registered holder and/or the shareholder does not have a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with respect to the company on file with the Commission, the shareholder must prove ownership of the company's securities by "submit[ting] to the company a written statement from the 'record' holder of [the] securities (usually a broker or bank) verifying" ownership of the securities.

The Proponent is not a registered holder of shares of the Company and has not filed a Schedule 13D or 13G or Form 3, 4 or 5 with respect to shares of the Company. The question, then, is: does the DJF Letter constitute a "statement from the 'record' holder" of the 1,100 shares of the Company's stock claimed to be owned by the Proponent (the "Shares")? The question can be further simplified as: is DJF the "record" holder of the Shares? If DJF is the "record" holder, the DJF Letter would satisfy Rule 14a-8(b) and, if DJF is not the "record" holder, then the DJF Letter would not satisfy Rule 14a-8(b). While the question at issue would appear to be a simple one, the *Apache* case and the numerous no-action letter requests revolving around the question that continue to be submitted by companies and responded to by the Staff suggest that it is not.

Ownership Structure

Before analyzing whether DJF is the "record" holder of the Shares, it is necessary to understand what DJF is and the nature of its relationship with National Financial Services LLC ("NFS"). According to its website, djfdis.com, DJF is a division of R&R Planning Group Ltd ("R&R"). This is corroborated by a fictitious name filing made by R&R with the New York Department of State on July 8, 1999 indicating that R&R is conducting business through the name "DJF Discount Brokers." Based on this information, DJF and R&R appear to be one and the same entity. According to the DJF Letter, DJF is the "introducing broker for the account of Kenneth Steiner . . . held with National Financial Services ~~Corp~~ LLC." This relationship is corroborated by footnote 1 to the financial statements of R&R filed with the Commission on Form X-17A-5A on March 4, 2010, which states that R&R "is a securities broker-dealer registered with the [Commission] and a member of the Financial Industry Regulatory Authority ("FINRA"). [R&R] clears its securities transactions on a fully disclosed basis with another broker-dealer."[1] The Company has no reason to believe that the broker-dealer referenced in footnote 1 to R&R's financial statements is other than NFS. The Company has inspected the position listing maintained by the Depositary Trust Company ("DTC") with respect to its Class A common stock ("Class A Stock"). While no participant named National Financial Services LLC is listed on the DTC position listing, the position listing does identify a "NFS, LLC" that holds more than 1,100 shares of Class A Stock. For purposes of this letter, we have assumed that NFS, LLC as listed on the DTC position listing is in fact NFS and that 1,100 of the shares of Class A Stock reflected in the DTC position listing as held by NFS, LLC are the Shares.

To understand the relationship between R&R and NFS, it is necessary to understand the concept of an introducing broker operating on a fully disclosed basis. While the term fully disclosed is not formally defined, the Commission has summarized this type of relationship as follows:

> An introducing broker-dealer is one that has a contractual arrangement with another firm, known as the carrying or clearing firm, under which the carrying firm agrees to perform certain services for the introducing firm. Usually, the introducing firm submits its customer accounts and customer orders to the carrying firm, which executes the orders and carries the

[1] We note that R&R is also an investment adviser registered with the Commission. We are aware that SLB 14 provides, in response to a question whether a written statement from an investment adviser would be sufficient to prove ownership of a company's stock, that "[t]he written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule." Section C.1.c(1), SLB 14. Because R&R appears to be an introducing broker acting on a fully disclosed basis and the language in the *Hain Letter* (defined below) equates that with being a "record" holder, the Company is not basing its request on the fact that R&R is also an investment adviser.

> account. The carrying firm's duties include the proper disposition of the customer funds and securities after trade date, the custody of customer securities and funds, and the recordkeeping associated with carrying customer accounts. . . . The Division [of Market Regulation] has interpreted the net capital rule and Rule 15c3 to require that, for the purposes of the Commission's financial responsibility rules and SIPC, the introducing firm's customers should be treated as customers of the clearing firm . . . and not the introducing . . . firm. Furthermore, the clearing firm must issue account statements directly to customers. Each statement must contain the name and telephone number of a responsible individual at the clearing firm whom a customer can contact with inquiries regarding the customer's account. Finally, the account statement must disclose that customer funds or securities are located at the clearing broker-dealer, and not the introducing firm. . . . An introducing firm without such an arrangement will not be considered, for the purposes of the Commission's financial responsibility rules, to be a firm that "introduce[s] transactions and accounts of customers to another registered broker or dealer that carries such accounts on a fully disclosed basis."

SEC Rel. No. 34-31511 (Dec. 2, 1992) at § II. C. As noted by the Commission in this release, one of the key features of a fully disclosed relationship is that the account of the customer in which securities are held is maintained by the carrying broker, not the introducing broker.

Based on this understanding of a typical fully disclosed introducing broker relationship, the DJF Letter, the publicly-available information concerning R&R and the DTC position listing reviewed by the Company, we are assuming as follows:

- DJF/R&R has an introducing broker relationship with NFS;
- Kenneth Steiner is a customer of DJF/R&R who has been introduced by DJF/R&R to NFS;
- NFS has opened and maintains an account in the name of Kenneth Steiner (the "Steiner Account");
- the Shares are held by NFS in the Steiner Account;
- the Shares are included in NFS' position on DTC's records; and
- the Shares are reflected on the Company's stock ledger as owned by DTC or Cede & Co. as its nominee.

Relevant Authority

We have identified four primary authorities relevant to the question of whether DJF is a "record" holder for purposes of Rule 14a-8(b)(2)[2]: (i) the *Apache* decision, (ii) the recent decision in *KBR Inc. v. Chevedden*, No. Civ.A.H-11-0196, 2011 U.S. Dist. LEXIS 23600 (S.D. Tex. Mar. 9, 2011) ("*KBR*"), (iii) the proposing and adopting releases issued by the Commission in connection with the adoption of Rule 14a-11[3], and (iv) the position articulated in *The Hain Celestial Group, Inc.* (Avail. Oct. 1, 2008) (the "*Hain Letter*")[4]. As described in further detail below, both the *Apache* and *KBR* decisions and the 14a-11 Releases support the Company's position and should be treated as superseding the approach announced in the *Hain Letter*.

The Apache Decision

The principal court decision addressing the documents required to be submitted by a proponent under Rule 14a-8(b) to prove stock ownership where an introducing broker is involved is the *Apache* decision. In the *Apache* case, the *Apache* court considered whether a statement from Ram Trust Services ("RTS") dated December 10, 2009 (the "RTS Letter") satisfied the proof of ownership requirements established by Rule 14a-8(b)(2). The RTS Letter identified RTS as an introducing broker for the account of the proponent in that case, identified The Northern Trust Company ("Northern Trust") as custodian, and confirmed ownership by the proponent of a sufficient number of shares for the requisite period of time. Based on additional documentation submitted by RTS but not considered relevant by the Apache court, it appears that RTS was carrying its accounts with Northern Trust on an "omnibus" basis. The Commission has distinguished a fully disclosed relationship (such as DJF's relationship with NFS) from an omnibus relationship between a bank and carrying broker (such as RTS' relationship with Northern Trust) as follows:

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2 Because the issue here relates to the Commission's rules, we are not focusing on applicable Delaware law that supports the Company's position that DJF is not a record holder. *See Crown EMAK Partners, LLC v. Kurz*, 992 A.2d 377 (Del. 2010) and *Kurz v. Holbrook*, 989 A.2d 140 (Del. Ch. 2010).

3 See SEC Rel. No. 33-9046 (June 10, 2009) (the "Proposing Release") and SEC Rel. 33-9136 (Aug. 25, 2010) (the "Adopting Release" and, together with the Proposing Release, the "14a-11 Releases"). We do not view the fact that the Commission has voluntarily suspended the application of Rule 14a-11 as affecting the relevance of the Commission's treatment of proof of ownership issues for purposes of Rule 14a-11 in the context of interpreting the requirements under Rule 14a-8(b)(2)(i).

4 Because the *Hain Letter* signals a change in the Staff's prior position, we are not basing this request on no-action letters issued by the Staff prior to the *Hain Letter* even though we view such letters as generally supporting the Company's position. Because no-action letters issued after the *Hain Letter*, including those issued after the *Apache* decision, have not identified any particular standard, we have assumed that they are based on the standard articulated in the *Hain Letter* and do not constitute independent authority that needs to be distinguished or addressed.

> In a "fully disclosed" arrangement, the clearing broker-dealer holds all accounts in the individual customer's name. In an "omnibus" arrangement, the clearing broker-dealer would hold the account in the name of the bank, which would, in turn, hold the individual customers' accounts.

SEC Rel. No. 34-22205 (July 12, 1985) at n.33.

Notwithstanding that RTS held the relevant shares in an account in its name with Northern Trust (*see* text of Northern Trust letter dated January 22, 2010 reproduced in *Apache* at 733), the *Apache* court held that the proponent had failed to meet Rule 14a-8's requirements. *Apache* at 741.[5]

In this case, DJF's relationship with the Shares is more tenuous than the relationship of RTS to the shares in the *Apache* case. The difference is depicted by the following illustration of the chain of ownership of the accounts holding the shares in the two cases:

	Apache Case	Company Situation
Registered Holder	DTC	DTC
Owner of account at DTC (carrying broker)	Northern Trust	NFS
Owner of account at carrying broker	RTS	Proponent
Owner of account at introducing broker	Proponent	N/A

In the *Apache* case, the shares in question were in an account in RTS' name at Northern Trust and were held by RTS for the benefit of the proponent in that case. Here, however, the Shares are in an account in the Proponent's name at NFS instead of in an account in DJF's name. While much attention has been focused on the word "record" in Rule 14a-8(b)(2)(i) and the fact that it is in quotations, sight should not be lost of the fact that the statement must come from a **holder**.

[5] The *Apache* court also held that the standard advanced by the company in *Apache*, that a proponent must submit a statement from DTC, was too restrictive. *Apache* at 30. As is clear from the Deficiency Letter, the Company agreed to accept a statement from a DTC participant (supplemented, if necessary, by other written statements). Accordingly, the Company's approach in connection with the Proposal is consistent with this aspect of the *Apache* decision.

In this case, DJF is not a holder in either sense of the word—beneficial or record. If a written statement from a broker or bank holding the relevant shares in its account at a carrying broker is not sufficient proof of ownership under Rule 14a-8 as was held by the *Apache* court, a written statement from a broker who does not even hold the relevant shares in an account in its name could not be sufficient either. Based on a neutral reading of the *Apache* decision, if the standard applied to the RTS Letter in the *Apache* case were applied to the DJF Letter, the only conclusion that could be drawn is that the DJF Letter would fail to meet Rule 14a-8's requirements.[6]

The KBR Decision

While the *KBR* court has not yet ruled on the company's motion for summary judgment, the *KBR* decision reinforces the *Apache* decision and how it would apply in the context of the DJF Letter and the Proponent. The fact pattern in *KBR* is substantially identical to that in *Apache*. In *KBR*, the court described its holding in *Apache* by stating that "this court . . . declined to accept Chevedden's position that would require companies to accept any letter purporting to come from an introducing broker that had named a DTC-participating member allegedly having a position in the company." *KBR* at *44. The court noted that the letter submitted in the KBR case was "the same type of letter from RTS this court found insufficient in *Apache*" and that "Chevedden has not timely submitted any document from Northern Trust." *Id.* at *45. The court concluded that "[u]nder *Apache*, KBR may exclude Chevedden's proposal from its 2011 proxy materials." *Id.* at *45. If the *KBR* court, like the *Apache* court, was unwilling to accept a letter from RTS as an introducing broker operating through an omnibus relationship without a letter from Northern Trust as the carrying broker, then the DJF Letter without a letter from NFS cannot be sufficient.

The 14a-11 Releases

While the *Apache* court held that a written statement from DTC cannot be required and that the RTS Letter was not sufficient proof of ownership, it expressly did not rule on what the proponent in that case was actually required to submit to satisfy Rule 14a-8(b)(2). *Apache* at

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6 It is difficult to discern what, if any, influence the *Apache* court's discussion of the reliability of the RTS Letter ultimately had on its decision. *See Apache* at 740. The court characterized certain inconsistencies as "underscor[ing] the inadequacy of the RTS Letter." *Apache* at 740. The *KBR* court alluded to these issues as well. *See KBR* at *43-44. Many of the ambiguities surrounding the RTS structure are also present in the DJF structure (i.e., the fact that DJF is not registered as a broker-dealer under that name, the fact that the DJF Letter does not reference R&R, the fact that R&R is an investment adviser registered with the Commission, etc.). Those ambiguities, coupled with the irregularities noted in the numerous no-action letter requests based on this year's "batch" of DJF statements (*see e.g., Bristol-Myers Squibb Company* (avail. Feb. 11, 2011), *The Allstate Corporation* (Avail. Feb. 16, 2011), *JPMorgan Chase & Co.* (Avail. Feb. 23, 2011), *The McGraw Hill Companies* (Avail. Feb. 23, 2011) and *Bank of America Corporation* (Avail. Mar. 4, 2011)), compel the conclusion that reliability issues surrounding the DJF Letter are at least as significant as those considered by the *Apache* and *KBR* courts.

725. The ruling issued by the *KBR* court also did not establish such requirements. What the *Apache* and *KBR* courts declined to undertake (i.e. defining the precise requirements) was effectively undertaken by the Commission in connection with its adoption of Rule 14a-11 and the associated Schedule 14N. In particular, the evolution of Rule 14a-11 and Schedule 14N in the 14a-11 Releases provides valuable insight into what the Commission considers necessary to satisfy the proof of ownership requirements of Rule 14a-8 and supports the Company's position with respect to the Proposal.

Similar to Rule 14a-8, Rule 14a-11 requires shareholders to prove ownership of a particular amount of a company's securities for a particular period of time in the context of compelling a company to include a particular matter (in the case of Rule 14a-11, a director nomination) in its proxy statement. In Item 5 of Schedule 14N as proposed in the Proposing Release, the Commission described what a nominating shareholder would be required to submit to prove ownership if the nominating shareholder is not the registered holder of the relevant shares. Item 5 states that the nominating shareholder must "attach to Schedule 14N a written statement from the 'record' holder of the nominating shareholder's shares (usually a broker or bank) verifying that, at the time of submitting the [nomination], the nominating shareholder continuously held the securities being used to satisfy the applicable ownership threshold for a period of at least one year." This requirement was obviously based directly on the language in Rule 14a-8(b)(2)(i) and is identical in all substantive respects to the requirement in Rule 14a-8(b)(2)(i).

In the Adopting Release, the Commission stated "[w]hile we are adopting the requirements to demonstrate ownership as proposed, we agree with the commenters that additional clarity is needed with regard to . . . what type of bank or broker may provide the written statement on behalf of the shareholder." Adopting Release at 104. The proof of ownership requirement was incorporated into Rule 14a-11(b)(3) which, as finally adopted, requires that "[i]f the nominating shareholder . . . is not the registered holder of the securities, the nominating shareholder . . . must provide proof of ownership in the form of one or more written statements from the registered holder of the nominating shareholder's securities (or the brokers or banks through which those securities are held) verifying that, within seven calendar days prior to filing the notice on Schedule 14N with the Commission and transmitting the notice to the registrant, the nominating shareholder . . . continuously held the amount of securities being used to satisfy the ownership threshold for a period of at least three years." Similar language is also contained in Item 4 of Schedule 14N. Comparing the language in the Item 5 of the form of Schedule 14N as initially proposed with the language of Item 4 of Schedule 14N as finally adopted, we note that the language "a written statement from the 'record' holder of the nominating shareholder's shares (usually a broker or bank)" was replaced with the language "one or more written statements from the persons (usually brokers or banks) through which the nominating shareholder's securities are held." Because the Commission "adopt[ed] the requirements to demonstrate ownership as proposed" while adding "additional clarity," the Commission must view the substance of the two requirements to be equivalent.

The instruction to Item 4 of the final form of Schedule 14N elaborates even further on the written statement requirements. It provides in relevant part:

> If the nominating shareholder . . . is not the registered holder of the securities and . . . the securities are held in an account with a broker or bank that is a participant in the Depository Trust Company ("DTC") . . ., a written statement or statements from that participant . . . will satisfy §14a-11(b)(3)[.] If the securities are held through a broker or bank (e.g. in an omnibus account) that is not a participant in [DTC], the nominating shareholder or member . . . must (a) obtain and submit a written statement or statements (the "initial broker statement") from the broker or bank with which the nominating shareholder . . . maintains an account that provides the information about securities ownership set forth above and (b) obtain and submit a separate written statement from the clearing agency participant through which the securities of the nominating shareholder . . . are held, that (i) identifies the broker or bank for whom the clearing agency participant holds the securities, and (ii) states that the account of such broker or bank has held, as of the date of the separate written statement, at least the number of securities specified in the initial broker statement, and (iii) states that this account has held at least that amount of securities continuously for at least three years.

Most notably, the instruction to Item 4 of Schedule 14N deals with situations where the nominating shareholder owns shares (i) directly through a DTC participant (in which case a statement from the DTC participant alone is sufficient) or (ii) through an introducing broker carrying the account on an omnibus basis (in which case statements from both the introducing broker and the participant carrying broker are required). The concept of an introducing broker providing a written statement where accounts are carried on a fully disclosed basis is not even referenced, presumably because an introducing broker acting in this capacity is not a "person . . . through which the nominating shareholder's securities are held" or, in the original formulation of the requirement, a "holder." Under the Schedule 14N requirements, not only is a written statement from an introducing broker such as DJF not sufficient, it is not even relevant. Under Rule 14a-11(b)(3) and Schedule 14N, as well as under the Company's Deficiency Letter, all that would have been required to prove the Proponent's purported ownership of the Shares was a written statement from NFS containing the proper information.

The Hain Letter

While supported by both the *Apache* and *KBR* decisions and the guidance that can be gleaned from the 14a-11 Releases, the Company's request is contrary to the approach taken in the *Hain Letter*. The *Hain Letter* stated that:

> we are now of the view that a written statement from an introducing broker-dealer constitutes a written statement from the "record" holder of securities, as that term is used in rule 14a-8(b)(2)(i). For purposes of the preceding sentence, an introducing broker-dealer is a broker-dealer that is not itself a participant of a registered clearing agency but clears its customers' trades through and establishes accounts on behalf of its customers at a broker-dealer that is a participant of a registered clearing agency and that carries such accounts on a fully disclosed basis. Because of its relationship with the clearing and carrying broker-dealer through which it effects transactions and establishes accounts for its customers, the introducing broker-dealer is able to verify its customers' beneficial ownership.

Because DJF fits within the definition of introducing broker as described in the *Hain Letter*, DJF would be a "record" holder if the standard articulated in the *Hain Letter* were applied.

Based on the preceding discussion, there is a clear conflict between the *Hain Letter* approach and both the *Apache* and *KBR* decisions and the additional clarification of the Rule 14a-8 proof requirement by the adoption of Rule 14a-11 and Schedule 14N. Under the *Hain Letter*, a written statement from an introducing broker carrying accounts on a fully disclosed basis (such as DJF) alone is sufficient. Under *Apache* and *KBR*, a written statement from an introducing broker holding shares in an omnibus account in its own name with the carrying broker was held not to be sufficient. Under Schedule 14N, a written statement from an introducing broker holding shares on an omnibus basis must be coupled with a written statement from the DTC participant through whom the introducing broker holds the relevant shares. A statement from an introducing broker with a fully disclosed relationship is not sufficient or even relevant in that context. Now that both a federal court and the Commission itself have weighed in on the validity of written statements by introducing brokers, we respectfully request that the Staff conform its practice to what is apparently the applicable law and apply the requirements clearly spelled out by Schedule 14N that are consistent with the *Apache* and *KBR* cases. Even without the *Apache* and *KBR* decisions and the additional guidance provided by the 14a-11 Releases, the position enunciated in the *Hain Letter* should be abandoned for the following reasons:

- An introducing broker operating on a fully disclosed basis **is not a holder**. While the quotation marks around the word "record" in Rule 14a-8(b)(2)(i) connote some flexibility in its meaning, there are no quotation marks around the word "holder." An introducing broker functioning on a fully disclosed basis is not a holder of shares in any sense of the word, and the *Hain Letter* is tantamount to an amendment of Rule 14a-8(b)(2)(i).

- The *Hain Letter* approach conflicts with the Staff's consistent policy regarding the adequacy of brokerage statements to satisfy the proof requirement. The Staff has stated that "monthly, quarterly or other periodic investment statements" do not sufficiently demonstrate continuous ownership of a company's securities, even if those account statements repeatedly show ownership of a company's shares and do not report any purchases or sales of such shares during the one year period. Section C.1.c.2, SLB 14. *See Duke Realty Corp.* (avail. Feb. 7, 2002) (noting that despite the proponent's submission of monthly statements in response to a deficiency notice, "the proponent ha[d] not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership" of the company's securities for at least one year prior to the submission of the proposal). If a proponent providing brokerage statements is not sufficient to prove ownership, then why should a third party's written statement be sufficient just because it has access to the information contained in such statements?

- A statement from an introducing broker does not enable a company to confirm the purported ownership. The written statement is a substitute for the proponent being listed on the company's stock records, which the company can confirm. The concept of "record" holder in Rule 14a-8(b)(2)(i), as opposed to beneficial holder, also suggests a person whose ownership can be verified by the company. Without a statement from the carrying broker confirming the ownership of the shares for the benefit of the introducing broker (in the omnibus scenario) or the proponent (in the fully disclosed scenario), the company is not able to trace the shares claimed to be beneficially held by the proponent. Forcing a company to accept a letter from any purported broker claiming to be an introducing broker and simply identifying a carrying broker does not provide the company with any meaningful proof and is unfair.

- Requiring a written statement from a carrying broker and, if necessary, a DTC participant is not unreasonably burdensome. Written statements meeting this requirement were obtained in the context of the *Apache* case, albeit not during the 14-day period. In fact, in this case had the Proponent simply obtained the written statement from the brokerage firm with whom he has an account (*i.e.*, NFS), it would have satisfied the requirements imposed by the Company. The purpose of the ownership requirement and the associated proof requirement is to require that shareholders exercising their rights under the Rule 14a-8 process have a serious interest in a company. If a shareholder is unwilling or unable to obtain reasonable proof of ownership that can be verified by a company, the company should not be forced to expend the considerable amount of time, resources and energy to include such shareholder's proposal in its proxy materials.

The *Apache* court noted that:

> [a]lthough Section 14 of the Securities Exchange Act of 1934 (governing proxies), under which Rule 14a-8 was promulgated, was intended to "give true vitality to the concept of corporate democracy . . ., that does not necessitate a complete surrender of a corporation's rights during proxy season. Rule 14a-8 requires a shareholder seeking to participate to register as a shareholder or prove that he owns a sufficient amount of stock for a sufficient period to be eligible. *Apache* at 741 (citations omitted).

The *Hain Letter* approach vitiates the right of companies to demand such proof. It is beyond the scope of a reasonable interpretation of Rule 14a-8(b)(2)(i), is inconsistent with subsequent, more compelling authority and is inconsistent with the overall philosophy of Rule 14a-8. As such, we urge the Staff to adopt, if it has not done so already[7], the balanced approach contained in Schedule 14N for purposes of considering whether the DJF Letter standing alone satisfies the requirement to prove ownership of the Shares for purposes of Rule 14a-8(b).

<u>Application of Requirements and Applicable Authority to Facts</u>

Pursuant to Rule 14a-8(b)(2), the Proponent, because he is not reflected in the Company's stock records, must prove that he owns the requisite shares of the Company to be eligible to submit the Proposal. The Proponent did not submit any proof at the time the Proposal was submitted. Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8(f) by transmitting to the Proponent in a timely manner the Deficiency Notice, which included the information listed above. *See* <u>Exhibit B</u>. The only information purporting to prove ownership of the Shares that was provided by the Proponent during or subsequent to the 14-day response period is the DJF Letter. For the reasons stated above, the DJF Letter, standing alone, does not constitute sufficient proof because it is not from the "record" holder (or from any holder). Accordingly, the Company believes that, for purposes of Rule 14a-8(b), the Proponent has not satisfied his burden of proving his ownership of shares of the Company.

---

[7] We recognize that it is possible that the Staff has already reconciled its approach with the teachings of *Apache* and *KBR* and the 14a-11 Releases and it just is not apparent because post-*Apache* no-action letter requests were denied on some other basis (i.e., failure to satisfy the 80-day requirement or failure to give adequate direction in deficiency notices (*c.f. Verizon Communications Inc.* (Avail. Jan. 25, 2008) and *MeadWestvaco Corporation* (Avail. Mar. 12, 2007)).

On numerous occasions the Staff has permitted the exclusion of a shareholder proposal based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Union Pacific Corp.* (avail. Jan. 29, 2010) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); *Time Warner Inc.* (avail. Feb. 19, 2009); *Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Moody's Corp.* (avail. Mar. 7, 2002).

Furthermore, the Company's request does not suffer from the potential deficiencies of other post-*Apache* no-action requests in that it was submitted in a timely manner and the Deficiency Notice provided explicit direction to the Proponent concerning the exact documentation that would satisfy the Company's requirements, which requirements did not include a written statement from DTC. As a result, the granting by the Staff of the relief requested by the Company is not necessarily inconsistent with the Staff's unwillingness to take a no-action position in the context of such other no-action requests. Of course, if such other no-action requests were denied on the basis of the application of the standard outlined in the *Hain Letter*, we are requesting that the Staff adopt a position that supplants that taken in the *Hain Letter* and its progeny.

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend that enforcement action be taken by the Commission against the Company if the Company excludes the Proposal in its entirety from its 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1). If the Staff is unable to concur with the Company's conclusion based on the foregoing analysis alone, we respectfully request that the Staff defer responding to this request until the *KBR* court has ruled on the company's motion for summary judgment in that case.

2. Two of the Paragraphs in the Supporting Statement of the Proposal may be Excluded Under Rule 14a-8(i)(3) because they are Materially Misleading.

In the event that the Staff is unable to conclude that there is some basis for the Company to exclude the Proposal from the 2011 Proxy Materials in its entirety as requested above, the Company respectfully requests that the Staff confirm that it will not recommend that enforcement action be taken by the Commission against the Company if the Company omits from its 2011 Proxy Materials the second and third paragraphs of the supporting statement with respect to the Proposal (the "Adelphia Paragraphs") pursuant to Rule 14a-8(i)(3) because the

Adelphia Paragraphs violate Rule 14a-9's prohibition on including materially false and misleading statements in proxy solicitation materials.

Rule 14a-8(i) sets forth grounds on which a company may rely to exclude a shareholder proposal if such proposal otherwise complies with the eligibility and procedural requirements of Rule 14a-8. One of these grounds, Rule 14a-8(i)(3), provides that shareholder proposals may be properly excluded if the proposal or supporting statement is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false and misleading statements in proxy statements. In Staff Legal Bulletin No. 14B (September 15, 2004)("SLB 14B"), the Staff clarified its position with respect to the exclusion or modification of shareholder proposals in reliance on Rule 14a-8(i)(3). Of particular relevance to the Proposal, the Staff highlighted four situations when exclusion or modification of a proposal may be appropriate:

- statements directly or indirectly impugn character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;

- the company demonstrates objectively that a factual statement is materially false or misleading;

- the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires; and

- substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

While we believe compelling arguments can be made that the Adelphia Paragraphs impugn character, integrity or personal reputation without factual foundation and that the resolution contained in the Proposal is so inherently vague or indefinite that neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires, the Staff has not accepted such arguments on prior occasions involving similar language or proposals (*see, e.g., Ford Motor Company* (Avail. Mar. 7, 2005) and *CBS Corporation* (Avail. Mar. 16, 2006)) and we will not re-make them here. However, we believe that the first Adelphia Paragraph contains a materially misleading statement and that the second Adelphia Paragraph, if the first one is not included, will be materially misleading or will be irrelevant to a consideration of the subject matter of the Proposal.

The second sentence of the first Adelphia Paragraph states "Adelphia's dual-class voting stock gave the Rigas family control and contributed to Adelphia's participation in 'one of the most extensive financial frauds ever to take place at a public company.' See Securities and Exchange Commission Litigation Release No. 17627 (July 24, 2002)." This sentence is referred to in this letter as the "Relevant Sentence." We recognize that as described in SLB 14B the Staff no longer allows a company to object to statements because they represent the opinion of the shareholder proponent or a referenced source but are not identified specifically as such, and we are not objecting to the Relevant Sentence on that basis. The Relevant Sentence is materially misleading, however, because it attributes the opinion of the Proponent to the Commission. The average reader of the Relevant Sentence would be led to believe that the Commission expressed the view in the referenced litigation release that Adelphia's dual-class structure contributed to the fraud. Yet, the litigation release does not even reference the dual-class structure. Even the complaint in the Adelphia case does not focus on the dual-class structure. The fact that the quotation in the Relevant Sentence is accurate does not save the sentence because it is not clear from the sentence that the reference to the litigation release relates only to the scope of the fraud in the Adelphia case (the concept in the quotation). Instead, the sentence suggests that the litigation release also relates to the causal relationship between the dual-class structure and the perpetration of the fraud.

If this were simply a case of poor draftsmanship with a misleading quote to a law professor or obscure publication, the misstatement could possibly be dismissed as immaterial. In this case, however, the misstatement is material because the Proponent is seeking to leverage the Commission's credibility as the nation's primary securities regulator to support his own opinion. Because the Relevant Sentence contains a misstatement which is material, the Company is entitled to exclude it based on Rule 14a-8(i)(3), even with the heightened standard imposed by SLB 14B.

Once the Relevant Sentence is excluded, the first sentence of the first Adelphia Paragraph as well as the entire second Adelphia Paragraph become misleading because they no longer have any nexus to the Proposal. In addition, those statements, which would then simply represent a summary of fraud at an unrelated company, would be irrelevant and there is a strong likelihood that they would cause a reasonable shareholder to be confused as to the matter on which she is being asked to vote. Because of the integral relationship between the Relevant Sentence and the remainder of the Adelphia Paragraphs, if the Company is entitled to exclude the Relevant Sentence based on Rule 14a-8(i)(3) it is entitled to exclude the Adelphia Paragraphs in their entirety on the same basis.

Based upon the foregoing analysis, we respectfully request that if the Staff is unable to conclude that there is some basis for the Company to exclude the Proposal from the 2011 Proxy Materials in its entirety as requested in Item 1 of this letter, the Staff confirm that it will not recommend that enforcement action be taken by the Commission against the Company if the

Company omits the Adelphia Paragraphs from its 2011 Proxy Materials pursuant to Rule 14a-8(i)(3).

CONCLUSION

We would be happy to provide you with any additional information that you need and to answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (585) 263-1687 or Mark D. Buri, Esq., Vice President and Associate General Counsel of the Company, at (585) 678-7100.

Sincerely,

Roger W. Byrd

cc: Mark D. Buri, Esq.
Mr. John Chevedden

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Richard Sands
Chairman of the Board
Constellation Brands, Inc. (STZ)
207 High Point Dr Bld 100
Victor NY 14564
Phone: 585 678-7100

Dear Mr. Sands,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner

9/20/10
Date

cc: David S. Sorce <David.Sorce@cbrands.com>
Corporate Secretary
Senior VP, Corporate Counsel and Secretary
Constellation Brands, Inc.
Phone: (585) 678-7457
Fax: (585) 678-7112

[STZ: Rule 14a-8 Proposal, October 7, 2010]

3 [Number to be assigned by the company] – **Equal Shareholder Voting**

RESOLVED: Shareholders request that our Board take steps to adopt a plan for all of our company's outstanding stock to have one-vote per share. This would include all practicable steps including encouragement and negotiation with family shareholders to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts. This proposal is important because certain shares not owned by the general public have super-sized voting power with 10-votes per share compared to one-vote per share for stock publicly-owned.

The danger of giving disproportionate power to insiders is illustrated by Adelphia Communications. Adelphia's dual-class voting stock gave the Rigas family control and contributed to Adelphia's participation in "one of the most extensive financial frauds ever to take place at a public company." See Securities and Exchange Commission Litigation Release No. 17627 (July 24, 2002).

The SEC alleged that Adelphia fraudulently excluded more than $2 billion in bank debt from its financial statements and concealed "rampant self-dealing by the Rigas Family." Meanwhile, the price of Adelphia stock collapsed from $20 to 79¢ in two-years.

With stock having 10-times more voting power our company takes our public shareholder money but does not let us have an equal voice in our company's management. This includes the shareholder money of more than 300 institutional investors. Without a voice shareholders with large investments, such as institutional investors, cannot hold management accountable.

The merit of this Equal Shareholder Voting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal for Equal Shareholder Voting – Yes on 3. [Number to be assigned by the company]

Notes:

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Constellation

Constellation Brands, Inc.
207 High Point Drive, Building 100
Victor, New York 14564
Phone 585-678-7100
Fax 585-678-7112

October 14, 2010

VIA FEDEX AND FIRST CLASS MAIL

Mr. Kenneth Steiner
c/o Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

RE: Proposal Submitted to Constellation Brands, Inc. ("Constellation")

Dear Mr. Steiner:

We have received your letter dated September 20, 2010 and the accompanying shareholder proposal. These materials were received on October 7, 2010 in the form of a facsimile transmission addressed to Richard Sands, Constellation's Chairman of the Board, and an e-mail addressed to David S. Sorce, Constellation's Secretary, containing an attachment consisting of the same information that was included in the facsimile transmission. Please direct all future correspondence regarding this matter to Mr. Sorce at the address provided below.

The requirements for stockholders submitting proposals to a company for inclusion in its proxy materials for a stockholders meeting and the circumstances under which a company is not required to include any such proposal are governed by Rule 14a-8 promulgated under the Securities Exchange Act of 1934. A copy of Rule 14a-8 is enclosed with this letter for your reference.

Pursuant to Rule 14a-8(b), for you to be eligible to submit a proposal for inclusion in Constellation's proxy materials for its 2011 annual meeting, you must have continuously held at least $2,000 in market value, or 1%, of Constellation's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submitted the proposal. You must continue to hold those securities through the date of the meeting. Following receipt of your materials, we searched our stockholder records but were unable to find you listed on Constellation's stock ledger as a holder of Constellation stock. Because we were unable to identify you as a direct owner of Constellation stock, we are requesting proof of your ownership of stock that satisfies the Rule 14a-8 requirements. If you are a direct owner of Constellation stock, please specifically identify how your Constellation stock is held so that we can confirm your stock ownership.

Rule 14a-8(b) provides that if your name does not appear in Constellation's stock ledger you can prove your eligibility to submit the proposal in one of two ways. First, you may submit to Constellation a written statement from the "record" holder of your Constellation stock (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the requisite Constellation stock for at least one year. Please note that a written statement from an introducing broker, investment adviser or other securities professional who is neither (a) reflected on Constellation's stock ledger as the owner of the requisite Constellation stock, nor (b) a Depositary Trust Company ("DTC") participant who holds the requisite Constellation Stock through DTC would not satisfy the Rule 14a-8 requirements because it is not from a "record" owner of the Constellation stock. However, Constellation would accept a series of written statements showing the chain of beneficial ownership of the requisite Constellation stock from the holder reflected on Constellation's stock ledger or the relevant DTC participant to you. Each such written statement must (i) identify the person or entity making the statement (the "Intermediary"), (ii) identify the person or entity for whose account the Intermediary holds the Constellation stock (the "Beneficiary"), (iii) if the Intermediary is not reflected on Constellation's stock ledger as holding Constellation stock, identify the person or entity holding Constellation stock for the account of the Intermediary (which, in the case of a DTC participant, would be DTC), (iv) specify the number of shares of Constellation stock held by the Intermediary for the account of the Beneficiary, and (v) certify that the Intermediary has continuously held the Constellation stock for the account of the Beneficiary for at least one year at the time you submitted your proposal. By way of example, Constellation would accept letters from (x) introducing broker "A" indicating that it has continuously held for your account 1,000 shares of Constellation stock since at least one year prior to the date of your proposal to Constellation and that those shares have been held for introducing broker "A" by DTC participant "B" and (y) DTC participant "B" indicating that it has continuously held for the account of introducing broker "A" at least 1,000 shares of Constellation stock since at least one year prior to the date of your proposal to Constellation and that those shares have been held for DTC participant "B" by DTC (or "Cede & Co." as its nominee).

The second way to prove your ownership of Constellation stock would apply only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC (or amendments to those documents or updated forms) reflecting your ownership of the requisite Constellation stock as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to Constellation a copy of the schedule and/or form, and any subsequent amendments, reporting a change in your ownership level.

Please send the documentation requested by this letter to Mr. Sorce at the following address:

Constellation Brands, Inc.
207 High Point Drive, Building 100
Victor, New York 14564
Attn: David S. Sorce, Secretary

If you wish to transmit the requested documentation electronically, you may fax it to Mr. Sorce at (585) 678-7112. **Pursuant to Rule 14a-8(f)(1), the requested documentation must be postmarked or transmitted electronically no later than fourteen (14) calendar days from the date you receive**

this request. We will not necessarily send any subsequent notice to you if we believe that any documentation you may subsequently provide does not satisfy the Rule 14a-8 requirements, and you should not construe any silence on Constellation's part as an acknowledgement that any such documentation is sufficient.

You should note that Rule 14a-8 also provides certain substantive criteria pursuant to which a company is permitted to exclude a stockholder's proposal from its proxy materials. This letter addresses only the procedural requirements for submitting a proposal and does not address or waive any right that Constellation may have to exclude the proposal on substantive grounds.

In any event, while Constellation values and respects the comments it receives from its stockholders, Constellation believes that the pursuit of this shareholder proposal represents a costly and inefficient way to communicate your suggestions and concerns. If you would like to discuss any concerns you may have about the company generally or the particular suggestion you have outlined in your submission as an alternative to proceeding through the shareholder proposal process, please let us know.

Sincerely,
CONSTELLATION BRANDS, INC.

Mark D. Buri,
Assistant Secretary

Enclosure

Cc: Kenneth Steiner (via FedEx)

FISMA & OMB Memorandum M-07-16

David S. Sorce, Secretary

Rule 14a-8

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) ***Question 1:*** **What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) ***Question 2:*** **Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) ***Question 3:*** **How many proposals may I submit?** Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) ***Question 4:*** **How long can my proposal be?** The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) ***Question 5:*** **What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) ***Question 6:*** **What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) ***Question 7:*** **Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) ***Question 8:*** **Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) ***Question 9:*** **If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) **Improper under state law**: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of proxy rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal grievance; special interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) ***Question 10:*** **What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days

before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* **May I submit my own statement to the Commission responding to the company's arguments?** Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* **If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* **What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

DJF

DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1100 shares of Constellation Brands Inc. (STZ); having held at least two thousand dollars worth of the above mentioned security since the following date: 4/9/09, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 / # of pages ▶
To Mark Buri	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 585-678-7112	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

FISMA & OMB Memorandum M-07-16
10/22/2010 10:55 AM

To "David S. Sorce" <David.Sorce@cbrands.com>
cc
bcc
Subject Rule 14a-8 Proposal (STZ) cl

History: This message has been replied to and forwarded.

Mr. Sorce, Thank you for confirming receipt of the rule 14a-8 proposal. The DJF Discount Brokers letter is consistent with *The Hain Celestial Group, Inc.* (October 1, 2008) no-action decision, which has not been reversed. Please also see no action decisions for *Union Pacific Corporation* (March 26, 2010), *Devon Energy Corporation* (April 20, 2010) and *News Corp* . (July 27, 2010). Please advise by Monday whether you can produce a no action decision that reversed any of these decisions.

Sincerely,
John Chevedden
cc: Kenneth Steiner

Constellation

Constellation Brands, Inc.
207 High Point Drive, Building 100
Victor, New York 14564
Phone 585-678-7100
Fax 585-678-7112

October 25, 2010

VIA EMAIL AND FEDEX

Mr. Kenneth Steiner
c/o Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

RE: Proposal Submitted to Constellation Brands, Inc. ("Constellation")

Dear Mr. Steiner:

Thank you for the email Mr. Chevedden sent on your behalf on October 22, 2010. Constellation is, of course, aware of the no-action letters which were referred to in that email. However, all such no-action letters are considered to be informal and nonjudicial in nature, and previously issued no-action letters are not considered binding on the Securities and Exchange Commission or on any court. Moreover, we believe that the no-action letters referred to in the email of October 22, 2010 are difficult to reconcile with Delaware law and the result in the case of Apache Corp. v. Chevedden, 696 F. Supp. 2d 723 (S.D. Tex. 2010).

Accordingly, Constellation believes that the position set forth in its letter to you of October 14, 2010 (the "Deficiency Letter") sets forth the correct legal position regarding what constitutes acceptable proof of stock ownership to accompany a stockholder proposal. Constellation also believes that its position on this matter as outlined in the Deficiency Letter is fair and reasonable both to any stockholder desiring to make a stockholder proposal and to Constellation.

The proof of ownership supplied to date by Mr. Chevedden on your behalf does not satisfy the requirements described in the Deficiency Letter. If you would like to supplement the proof of ownership that has been supplied so far, please be aware that, pursuant Rule 14a-8 promulgated under the Securities Exchange Act of 1934, any such additional proof needs to be sent to Constellation within fourteen (14) calendar days of your receipt of the Deficiency Letter in order to be taken into account in connection with any determination as to whether you supplied the required proof of ownership.

Sincerely,
CONSTELLATION BRANDS, INC.

David S. Sorce,
Secretary

Cc: Kenneth Steiner (via FedEx)

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

10/26/2010 01:12 AM

To "David S. Sorce" <David.Sorce@cbrands.com>

cc

bcc

Subject Rule 14a-8 Proposal (STZ) cl

History: This message has been replied to and forwarded.

Mr. Sorce, Thank you for advising that the company is simply relying on the Apache case where the Court cautioned that "The [Apache] ruling is narrow." The DJF Discount Brokers letter is consistent with *The Hain Celestial Group, Inc.* (October 1, 2008) no-action decision, which has not been reversed. Please also see no action decisions for *Union Pacific Corporation* (March 26, 2010), *Devon Energy Corporation* (April 20, 2010) and *News Corp* . (July 27, 2010). The company is apparently incapable of producing any no action decision whatsoever that reversed these decisions which relied on the Apache case without success.

Sincerely,

John Chevedden

cc: Kenneth Steiner

David Sorce/Amer/CBI
10/26/2010 06:49 PM

To ***FISMA & OMB Memorandum M-07-16***
cc
bcc
Subject Re: Rule 14a-8 Proposal (STZ) cl

Dear Mr. Chevedden:

I assume the email message (set forth below) that I received from you today is in reference to my letter addressed to Mr. Kenneth Steiner in care of you dated October 25, 2010. Please note that Constellation Brands, Inc. does not agree with your description of that letter.

Sincerely,

David S. Sorce
Secretary,
Constellation Brands, Inc.

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16
10/26/2010 01:12 AM

To "David S. Sorce" <David.Sorce@cbrands.com>
cc
Subject Rule 14a-8 Proposal (STZ) cl

Mr. Sorce, Thank you for advising that the company is simply relying on the Apache case where the Court cautioned that "The [Apache] ruling is narrow." The DJF Discount Brokers letter is consistent with *The Hain Celestial Group, Inc.* (October 1, 2008) no-action decision, which has not been reversed. Please also see no action decisions for *Union Pacific Corporation* (March 26, 2010), *Devon Energy Corporation* (April 20, 2010) and *News Corp* . (July 27, 2010). The company is apparently incapable of producing any no action decision whatsoever that reversed these decisions which relied on the Apache case without success.
Sincerely,
John Chevedden
cc: Kenneth Steiner

FISMA & OMB Memorandum M-07-16

10/26/2010 11:42 PM

To "David S. Sorce" <David.Sorce@cbrands.com>

cc

bcc

Subject Rule 14a-8 Proposal (STZ) cl

History: This message has been forwarded.

Mr. Sorce, It appears that the company is relying on a biased interpretation of rule 14a-8(b) that ignores precedent. The DJF Discount Brokers letter is consistent with The Hain Celestial Group, Inc. (October 1, 2008) no-action decision, which has not been reversed. Please also see no action decisions for Union Pacific Corporation (March 26, 2010), Devon Energy Corporation (April 20, 2010) and News Corp. (July 27, 2010). The company is apparently incapable of producing any no action decision whatsoever that impact these decisions.

Sincerely,

John Chevedden

cc: Kenneth Steiner